CROMPTON & KNOWLES CORPORATION AND SUBSIDIARIES
               EXHIBIT 11 - STATEMENT RE COMPUTATION OF PER SHARE EARNINGS (In thousands, except per share data)




                                  PRIMARY                    FULLY DILUTED
                                  Quarter Ended              Quarter Ended
                           April 1,   March 26,       April 1,   March 26,
                            1995       1994            1995       1994
Earnings


Net earnings             $ 13,196   $ 12,758        $ 13,196   $ 12,758



Shares


Weighted average shares
 outstanding               48,471     51,305          48,471     51,305
Common stock equivalents      435        654             450        683

Average shares
outstanding                48,906     51,959          48,921     51,988



Per share


Net earnings             $   0.27   $   0.25        $   0.27   $   0.25